UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan
            for Collectively Bargained Employees

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2000 and 1999                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2000 and 1999                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 2000                                                10

 Schedule of Reportable Transactions for the Year Ended
    December 31, 2000                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Brown-Forman Corporation Savings Plan
    for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at the end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 3, 2001

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999

                                                          2000                                            1999
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $ 3,039,317             --       $ 3,039,317    $ 2,714,184             --        $ 2,714,184
   Investment contract and
    money market portfolios               301,252             --           301,252        248,131             --            248,131
   Brown-Forman Corporation
    Class B common stock                   16,199             --            16,199         11,202             --             11,202
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                        3,356,768             --         3,356,768      2,973,517             --          2,973,517
Employers' contributions receivable        36,112             --            36,112         30,990             --             30,990
Employees' contributions receivable        64,140             --            64,140         58,157             --             58,157
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $ 3,457,020             --       $ 3,457,020    $ 3,062,664             --        $ 3,062,664
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2000 and 1999

                                                          2000                                            1999
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                        $   132,730             --       $   132,730    $   120,389             --        $   120,389
      Employee                            659,890             --           659,890        585,575             --            585,575
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                          792,620             --           792,620        705,964             --            705,964

   Interest income                         15,441             --            15,441         11,418             --             11,418
   Dividend income                         21,138             --            21,138         18,235             --             18,235
   Net appreciation in fair value           --                --             --           500,885             --            500,885
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                     829,199             --           829,199      1,236,502             --          1,236,502
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by particpants             139,412             --           139,412        123,465             --            123,465
   Net depreciation in fair value         295,431             --           295,431          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                    434,843             --           434,843        123,465             --            123,465

Net increase                              394,356             --           394,356      1,113,037             --          1,113,037

Net assets available for benefits:
   Beginning of year                    3,062,664             --         3,062,664      1,949,627             --          1,949,627
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $ 3,457,020             --       $ 3,457,020    $ 3,062,664             --        $ 3,062,664
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Louisville Production Operations and/or Early Times Distillery and/or Bluegrass Cooperage Company. An employee becomes eligible to participate in the Plan after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Certain employees at the Louisville Production Operations and/or Early Times Distillery may contribute to the Plan an amount of not less than $10 nor more than $120 of their weekly compensation (an amount of not less than $10 nor more than $150 of their weekly compensation effective January 1, 2001). Effective December 4, 2000, those employees who are members of Local Union 89 at the Louisville Production Operations and Early Times Distillery may contribute to the Plan an amount of not less than $10 nor more than $150 of their weekly compensation. Employees at the Bluegrass Cooperage Company may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation. Employee contributions are not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation for the calendar year, currently $10,500 ($10,000 in 1999). New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

          For certain employees at the Louisville Production Operations and/or Early Times Distillery, the Company shall contribute quarterly an amount equal to 50% of the participant's elective deferral for deferral amounts up to an average of $20 per week for each week of said quarter ($40 per week effective January 1, 2001 and $50 per week effective December 1, 2003). Effective December 4, 2000, for employees who are members of Local Union 89 at the Louisville Production Operations and Early Times Distillery, the Company shall contribute quarterly an amount equal to 50% of the participant's elective deferral for deferral amounts up to an average of $40 per week for each week of said quarter ($50 per week effective
          December 1, 2003).

          For employees at the Bluegrass Cooperage Company, effective from October 1, 1998 to June 30, 1999, the company's matching contribution was equal to 25% of the participant's elective deferral for the first 2% of the participant's annual compensation. Effective July 1, 1999, the Company's matching contribution is equal to 25% of the participant's elective deferral for the first 3% of the participant's annual compensation.

          Each participant's account is credited with the participant's contribution and an allocation of (i) the Company's contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $63 for 2000 and there were no forfeited nonvested accounts for 1999.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.


 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2000                              1999
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

          Janus Worldwide Fund                    5,014     $   285,108             3,538     $   270,387
          Fidelity Magellan Fund                 15,154       1,807,921            12,727       1,738,837
          Fidelity Equity-Income Fund             7,257         387,763             5,764         308,285
          Fidelity Growth Company Fund            2,503         178,770             1,382         116,484
          Fidelity Asset Manager                 14,841         249,617            11,314         207,959
          Brown-Forman Corporation Class B
           Common Stock Fund                      1,471          16,199             1,177          11,202
          Other investments                     305,240         431,390           249,999         320,363
                                                             ----------                        ----------
                                                            $ 3,356,768                       $ 2,973,517
                                                             ==========                        ==========


       During 2000 and 1999, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2000                1999
                                         ----------          ----------
       Mutual funds                     $  (297,122)        $   502,725
       Brown-Forman Corporation
        Class B common stock                  1,691              (1,840)
                                         ----------          ----------
                                        $  (295,431)        $   500,885
                                         ==========          ==========


4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated December 18, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                            Plan #016 EIN #61-0143150
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2000


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $    78,068
Janus Enterprise Fund           Mutual fund, variable rate and maturity          42,882
Janus Worldwide Fund            Mutual fund, variable rate and maturity         285,108
PIMCO Total Return Fund         Mutual fund, variable rate and maturity           6,372
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity       1,807,921
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity         387,763
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity         178,770
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         249,617
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                   140,689
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                              160,563
Spartan U.S. Equity
 Index Fund*                    Mutual fund, variable rate and maturity           2,816
Brown-Forman Corporation*       Class B common stock fund                        16,199
                                                                            -----------
                                                                            $ 3,356,768
                                                                            ===========

*Party-in-interest to the Plan


   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                            Plan #016 EIN #61-0143150
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2000

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN
 FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 25, 2001

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 3, 2001 relating to the financial statements and supplemental schedules of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees as of and for the years ended December 31, 2000 and 1999 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2001
                                       13